Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dorman Products, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 33-56492, 333-157150 and 333-160979) on Form S-8 of Dorman Products, Inc. of our reports dated February 25, 2014, with respect to the consolidated balance sheets of Dorman Products, Inc. and subsidiaries as of December 28, 2013 and December 29, 2012, and the related consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the fiscal years in the three-year period ended December 28, 2013, and the related financial statement schedule and the effectiveness of internal control over financial reporting as of December 28, 2013, which reports appear in the December 28, 2013 annual report on Form 10-K of Dorman Products, Inc.

KPMG LLP

Philadelphia, Pennsylvania

February 25, 2014